Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Thirteenth Meeting of the Fifth Session of the Board of Supervisors of China Life Insurance Company Limited

The thirteenth meeting (the “Meeting”) of the fifth session of the Board of Supervisors (the “Supervisory Board”) of China Life Insurance Company Limited (the “Company”) was held on October 26, 2017 at the conference room located at A18 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated October 18, 2017. Out of the Company’s five supervisors, four supervisors attended the Meeting. The following supervisors attended the Meeting in person: Miao Ping, chairperson of the Supervisory Board, and Wang Cuifei and Li Guodong, supervisors of the Company. Xiong Junhong, supervisor of the Company attended the Meeting by way of telecommunication. Shi Xiangming, supervisor of the Company, was on leave for business and authorized in writing, Wang Cuifei, supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the 2017 Third Quarter Report

The Supervisory Board reviewed the report and believes that: The preparation and review procedures of 2017 Third Quarter Report are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company; the content and form of 2017 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2017 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on the Report on the Rectification Status and Plan of the Issues Found in the 2016 Anti-Money Laundering Onsite Enforcement and Inspection

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 26, 2017